Exhibit 99.1

CONSENT OF BOENNING & SCATTERGOOD, INC.

We hereby consent to the use of our fairness opinion included as Annex C to the Proxy Statement/Prospectus included in the Registration Statement on Form S-4 relating to the proposed acquisition of FC Banc Corp. by CNB Financial Corporation and to the reference to our firm’s name under the captions “Background of the Merger”, “FC’s Reasons for the Merger”, “Recommendation of FC’s Board of Directors”, and “Opinion of FC’s Financial Advisor” in such Proxy Statement/Prospectus. In giving such consent, we do not admit and we disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

/s/ Boenning & Scattergood, Inc.
Boenning & Scattergood, Inc.

West Conshohocken, Pennsylvania

June 7, 2013